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                         [PVF CAPITAL CORP. LETTERHEAD]


                                 April 12, 2006


     United States
     Securities and Exchange Commission
     100 F Street N.W.
     Washington, D.C. 20549
     Joyce Sweeney, Accounting Branch Chief

     Re:    PVF Capital Corp.
            Form 10-K for the Fiscal Year Ended June 30, 2005
            File No. 0-24948

     Dear Ms. Sweeney:

     Following is our response and additional information requested in your comment letter dated April 4, 2006.

     10-K for the Fiscal Year Ended June 30, 2005, page 1
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     Item 1. Business
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     Non-Performing Loans and Other Problem Assets, page 6
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     1.  Comment  question:  We note your  response  to  comments 1 and 2 of our
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     letter  dated  February  23,  2006.  Please  tell us and in future  filings
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     disclose how you determined  that the allowance for loan losses is adequate
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     to absorb probable  losses on these loans. In your analysis,  describe your
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     process  for  evaluating  the  underlying  collateral,  including  how  you
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     consider  the  impact of the  elongated  foreclosure  process,  potentially
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     vacant  and not  well  maintained  real  estate,  and poor  local  economic
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     conditions. Please show us in your supplemental response what the revisions
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     will look like in future filing.
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     Response:  Our analysis of the allowance for loan losses considers  changes in non-accrual loans and the potential that probable loan losses will increase as economic conditions deteriorate and the underlying collateral is subjected to an elongated foreclosure process.

     Of the  $11,750,195  in non-accrual  loans as of June 30, 2005,  $4,290,435
     were  individually   identified  as  impaired.   All  of  these  loans  are
     collateralized by various forms of nonresidential real estate or residential construction loans. These loans were reviewed for the likelihood of full collection based primarily on the value of the underlying collateral, and, to the extent we believed collection of loan principal was in doubt, we established specific loss reserves. Our evaluation of the underlying collateral included a consideration of the potential impact of erosion in real estate values due to poor local economic conditions and a potentially long foreclosure process. This consideration involves discounting the original appraised values of the real estate to arrive at an estimate of the net realizable value of the collateral. Through our evaluation of the underlying collateral, which includes an inspection of the property, we determined that despite difficult conditions, these loans are generally well-secured. Through this process, we established specific loss reserves related to these loans as of June 30, 2005 of $245,030. In addition, given the inherent risk related to estimating probable losses on these loans, we established reserves of 10% of the remaining balance, or $404,541.


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     United States
     Securities and Exchange Commission
     Joyce Sweeney, Accounting Branch Chief
     April 12, 2006
     Page 2


     The remaining non-accrual loans with a balance totaling $7,459,760, represents homogeneous one-to-four family loans. These loans are subject to the classification process described in pages 7 - 8 of our Annual Report on Form 10-K. The loss allocations applied to adversely classified loans are based on our historical loss experience, adjusted for environmental factors such as local economic conditions and changes in interest rates. Additionally, the loss allocations consider the potential that the value of this collateral may erode during the foreclosure process. Through this process, we established general loss reserves for these loans of $730,976. We also establish specific reserves for these loans to the extent such losses are identifiable. As of June 30, 2005, we established specific reserves of $150,000 related to these loans.

     We will add this disclosure in the format presented above to future filings.

     2. Comment Question:  In light of the significant amount of loans more than
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     365 days past due, please tell us and in future filings please disclose the
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     following:
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           o  the  duration  (e.g.  weighted  average  length of  time past due)
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              of past due  status for the  significant  categories  of  impaired
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              loans;
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           o  the extent to which the foreclosure process has been initiated for
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              these loans; and
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           o  the  expected  amount  of  time  between  the  initiation  of  the
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              foreclosure  process or other court  proceedings  and the point at
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              which loans are collected,  transferred  to Real Estate Owned,  or
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              charged off.
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       Response:  Impaired loans represent non-accrual loans plus accruing loans ninety or more days past due in the nonresidential real estate and residential construction loan categories. Of these 82%, or $3,518,484, are commercial real estate loans. As of June 30, 2005, foreclosure proceedings had been initiated on loans in this category with principal balances of $3,020,137. As of June 30, 2005, impaired commercial real estate loans have been past due, on average, 600 days. Foreclosure proceedings for these loans are subject to external factors, such as bankruptcy and other legal proceedings that may delay the disposition of the loan, but generally occur within a period of time ranging from 12 to 60 months from the time they are initiated until the loan is ultimately collected, transferred to Real Estate Owned, or charged-off.


       We will add this disclosure in the format presented above to future filings.

       In addition, on behalf of the Company, the undersigned acknowledges that:

           o the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Commission staff;
           o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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     United States
     Securities and Exchange Commission
     Joyce Sweeney, Accounting Branch Chief
     April 12, 2006
     Page 3


           o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State.

       If you have any questions please feel free to contact the undersigned.

       Sincerely,

       PVF Capital Corp.

       /s/ C. Keith Swaney

       C. Keith Swaney
       President, Chief Operating Officer
       and Treasurer